UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: September 22, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.



(Translation of registrant's name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2

(Address of principal executive office)

Registrant's telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-_____

1

_____

The following are included in this report on Form 6-K:

EXHIBIT 1

ASTRIS ENERGI INC.
(the "Corporation")
Management Information Circular
for the Annual Special Meeting to be held on October 22, 2004

Dated September 22, 2004

PROXIES

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies for use at the annual special meeting of shareholders (the "Meeting") to be held at the Delta Meadowvale Resort and Conference Centre at 6750 Mississauga Road, Mississauga, Ontario L5N 2L3, Canada on Friday, October 22, 2004 at 11:00 AM E.S.T. and at any adjournment. Forms of proxy must be deposited with Equity Transfer Services Inc., 420-120 Adelaide St. W., Toronto, Ontario M5H 4C3 not less than 48 hours before the time for holding the Meeting (excluding Saturdays, Sundays and holidays) or any adjournment. Only holders of common shares (the "shareholders") of record at the close of business on September 22, 2004 will be entitled to vote at the Meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and requests that the transferee's name be included on the list of shareholders.

The form appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by an authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are officers or directors of the Corporation. As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the Meeting. To exercise this right you should insert the name of your representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Voting of Shares - Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to you if you do not hold your shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in your account statement provided by your broker, then in almost all cases those shares will not be registered in your name. Such shares will likely be registered under the name of your broker. Shares held by your broker can only be voted upon your instructions. Without specific instructions, your broker is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to the ADP Investor Communications ("ADP"). ADP mails a Voting Information Form ("VIF") instead of the form of proxy. You are asked to complete and return the VIF to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your shares. If you receive a VIF from ADP it cannot be used as a proxy to vote shares directly at the Meeting as the proxy must be returned to ADP in advance of the Meeting in order to have the shares voted.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you attend personally at the Meeting, you may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at the Corporation's head office, or with Equity Transfer Services Inc., at any time up to and including the last business day before the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment of the Meeting.

Persons Making the Solicitation

This solicitation is made on behalf of management. The Corporation will bear the costs incurred in the preparation and mailing of the proxy materials. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by the directors, officers and employees who will not be remunerated for their services.

Exercise of Discretion by Proxy

Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out in the form of proxy. The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments of the matters specified in the proxy and with respect to any other matters which may properly be brought before the Meeting or any adjournment. At the time of printing of this management information circular, management is not aware of any amendments.

Request for Financial Statements

National Instrument 51-102 "Continuous Disclosure Obligations" sets out the procedures for a shareholder to receive financial statements. If you wish to receive financial statements, you may use the enclosed form or provide instructions in any other written format. Registered shareholders must also provide written instructions in order to receive the financial statements.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Corporation is authorized to issue up to 60,000,000 common shares. As of September 22, 2004, there were 24,209,280 common shares issued and outstanding. As a shareholder, you are entitled to one vote for each share you own. A quorum for the transaction of business at the Meeting is not less than two (2) persons present, each being a shareholder entitled to vote or a duly appointed proxy holder.

To the knowledge of the Corporation, as at September 22, 2004 no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the shares, except as set forth in the following table.

Name	Number of Voting Shares	Percentage of Common Shares
Jiri K. Nor	2,492,027	10.3%

MEETING AGENDA

Number of Directors

At the Meeting, shareholders will be asked to consider and, if thought advisable, pass, with or without amendment, a special resolution in the form appended hereto as Schedule B fixing the number of directors to be elected at the Meeting at five and empowering the directors to fix, from time to time, the number of directors and the number of directors to be elected at each annual meeting of the shareholders. In order to be effective, this special resolution must be passed by at least two-thirds of the votes cast by the shareholders of the Corporation represented at the Meeting.

Election of Directors

It is proposed that the following individuals be elected as directors of the Corporation:

Name and Residence	Voting Shares [1]	Offices Held and Time as Director	Principal Occupation
Jiri K. Nor Ontario, Canada	2,492,027	President, Director since 1996	President of the Corporation
Arthur Laudenslager New York, USA	84,500	Director since 2003	Financial Consultant
Anthony J. Durkacz Ontario, Canada	229,120	Officer since 2002	Vice President, Finance
H. David Ramm Texas, U.S.A.	43,725	Nominee	Executive Vice-President
Brian D. Clewes Ontario, Canada	100,389	Nominee	Insurance Broker

[1]The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished by the nominees.

Appointment of Auditors

Lugowy Associates, Chartered Accountants, who was first appointed auditor of the Corporation by shareholders on August 11, 2000, resigned as auditor of the Corporation effective February 10, 2004. Auditors of the Corporation are appointed by a resolution passed by the majority of votes cast at a duly convened Meeting of shareholders. The directors have resolved that the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the new external auditor of the Corporation be proposed to the shareholders of the Corporation.

Attached as Schedule A to this information circular is the:

1.   notice of change of auditor of the Corporation;

2.   letters of each of Lugowy Associates and PricewaterhouseCoopers LLP respecting the notice of change of auditor; and

3.   written confirmation of the Corporation;

(collectively, the "Reporting Package") required by National Instrument 51-102 Continuous Disclosure Obligations to be included in this information circular. The Reporting Package has been delivered by the Corporation to the applicable Canadian securities commissions as required by the applicable Canadian securities law and policy.

In order to be effective, the resolution appointing the new auditors must be passed by at least a majority of the votes cast by the shareholders of the Corporation represented at the Meeting. Unless their authority has been withheld, the persons named in the accompanying form of proxy will at the Meeting vote the shares represented thereby in favour of appointing PricewaterhouseCoopers LLP as the new auditors of the Corporation and authorizing the directors of the Corporation to fix the auditors' remuneration.

Amendment of the Stock Option Plan

Shareholders will be asked to consider and, if thought advisable, pass, with or without amendment, a resolution in the form appended hereto as Schedule C to increase the number of shares that can be reserved for the granting of stock options under the Corporation's stock option plan.

The amendment, if approved by at the Meeting, will permit the board of directors of the Corporation to grant options and issue shares, taking into consideration the present and potential contributions of employees, officers, directors and consultants to the success of the Corporation. The amendment will increase the number of shares reserved for issuance from 2,600,000 shares to 5,100,000 shares.

The amendment is subject to the requirements of NASDAQ. The number of options that may be issued under the plan will be limited by the rules and policies of NASDAQ and will be governed by the terms and conditions of the plan. Options issued under the plan will have up to a maximum five year term and will be exercisable at a price to be determined by the board of directors of the Corporation at the time the option is granted, which price will not be less than the fair market value of the common shares of the Corporation in respect of which the option is granted at the time the option is granted based on the closing price of the common shares of the Corporation on NASDAQ.

Subject to any required regulatory approval, in order to be approved, the resolution in respect of the amendment to the stock option plan must be passed by a majority of votes cast by the shareholders of the Corporation represented at the Meeting, excluding any votes cast by directors, officers and insiders of the Corporation and their associates. Unless otherwise directed, it is management's intention to vote the proxies in favour of amending the current stock option plan.

Amendment of Articles to Increase Authorized Capital

At the Meeting, shareholders will be asked to consider and, if thought advisable, pass a special resolution in the form appended hereto as Schedule D approving an amendment (the "Authorized Capital Amendment") to the articles of the Corporation to increase the authorized capital of the Corporation from 60,000,000 common shares to an unlimited number of common shares. The proposed increase in the authorized capital of the Corporation is intended to allow the Corporation to raise additional capital through equity subscriptions and to issue equity in connection with acquisitions or other transactions. In order to be effective, this special resolution must be passed by at least two-thirds of the votes cast by the shareholders of the Corporation represented at the Meeting.

As indicated in the Notice of Meeting, shareholders are entitled to dissent in respect of the Authorized Capital Amendment and, if the articles of amendment increasing the authorized capital become effective, to be paid the fair value of their common shares in accordance with section 185 of the Business Corporations Act (Ontario) (the "OBCA"). See "Rights of Dissenting Shareholders" for a brief summary of section 185.

RIGHTS OF DISSENTING SHAREHOLDERS

A holder of the Corporation's common shares is entitled to exercise rights of dissent and to be paid the fair value of all, but not less than all, of his or her shares in accordance with section 185 of the OBCA, if the shareholder dissents in respect of the Authorized Capital Amendment and articles of amendment increasing the authorized capital become effective. A holder of the Corporation's common shares is not entitled to dissent with respect to the Authorized Capital Amendment if he votes any of such shares in favour of the special resolution authorizing the Authorized Capital Amendment. The execution or exercise of a proxy does not constitute a written objection for purposes of the OBCA.

The following summary does not purport to provide comprehensive statements of the procedures to be followed by a dissenting shareholder under the OBCA. Section 185 of the OBCA is set out in its entirety in Schedule E. However, the OBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissent rights. Accordingly, each holder of the Corporation's common shares who might desire to exercise his or her dissenter's rights should carefully consider and comply with the provisions of those sections and consult his or her legal adviser.

A dissenting shareholder of the Corporation may claim under section 185 of the OBCA only with respect to all the shares of a class held by him or her on behalf of any one beneficial owner and registered in his name. The sending of a notice of dissent does not deprive a shareholder of his right to vote against the special resolution approving the Authorized Capital Amendment; however, a vote against such special resolution does not constitute notice of dissent.

A dissenting shareholder of the Corporation is required to send a written objection to the Corporation at or before the meeting. If the Authorized Capital Amendment is approved by the shareholders of the Corporation, the Corporation must so notify the dissenting shareholder within ten days and he is then required within twenty days to demand payment of the fair value of his shares from the Corporation. Within thirty days of demanding payment of the fair value of his shares, the shareholder must send the certificates representing the shares in respect of which he dissents to the Corporation. The Corporation is then required to determine the fair value of the shares and to make a written value of the shares and to make a written offer to pay such amount to the dissenting shareholder. If such offer is not made or accepted, either party may apply to court to have the court fix a fair value for the shares. The court may also, in its discretion, allow a reasonable rate of interest on such amount from the date the proposed Authorized Capital Amendment becomes effective, until the date of payment. No amount may be paid if there are reasonable grounds for believing such payment would render the Corporation unable to pay its liabilities as they become due or that the realizable value of the Corporation's assets would, as a result of such payment, be less than the aggregate of its liabilities. In any such case, the shareholder may elect either to withdraw his notice of dissent or to receive such amount as soon as the Corporation is lawfully able to make payment.

Approval of Private Placements

As a company that engages in research and development of fuel cell technology, the Corporation relies primarily on cash from equity and other financing rather than cash from operations to operate the business. The Corporation wishes to ask shareholders for approval to issue, in private placement transactions for a period of one year following the date of the Meeting, common shares and securities convertible into common shares of the Corporation in aggregate not exceeding 60% of the current number of common shares outstanding. The price per security must not be lower than the closing market price of the common shares on the trading day preceding the day on which notice is given of the proposed private placement, less a maximum discount of 25%. In addition, insiders of the Corporation or other persons not acting at arm's-length to the Corporation will be permitted to participate in the private placements to a maximum of 20% of the securities being issued in each private placement.

At the Meeting, shareholders will be asked to consider and, if thought advisable, pass, with or without amendment, a resolution in the form appended hereto as Schedule F granting advance approval to such private placements. Subject to any required regulatory approval, in order to be approved, the resolution in respect of the private placements must be passed by a majority of votes cast by the shareholders of the Corporation represented at the Meeting.

Approval of Purchase of Astris s.r.o.

In June 2004, the Board appointed two of its members, Gerald Crawford and Arthur Laudenslager, as a Special Committee for the purpose of making recommendations regarding the relationship between the Corporation and Astris s.r.o. ("SRO"), a Czech Republic company owned as to 30% by the Corporation and the remaining 70% by Macnor Corporation ("Macnor"). Macnor is controlled by Jiri K. Nor ("Nor"), the President and director of the Corporation. The Special Committee commissioned an independent third-party valuation ("Valuation Report") of SRO by Corporate Valuation Services Limited ("CVS"), which values 100% of SRO issued and outstanding shares at Cdn. $5,250,000 (the "Valuation"). The Valuation was used as the basis for a negotiation between the Special Committee, acting on behalf of the Corporation, and Macnor, as a result of which the Corporation and Macnor have entered into a memorandum of understanding dated September 16, 2004 ("MOU") whereby SRO will become wholly owned by the Corporation and Macnor will receive as payment for its interest in SRO 5,000,000 treasury common shares of the Corporation and 5,000,000 warrants. It is a condition of the transaction provided for in the MOU that disinterested shareholders (for which purpose shares beneficially owned by Nor and his associates will not qualify as disinterested) approve the transaction by a majority of the votes cast at the meeting. The Board members, other than Nor (who disclosed his interest in the transaction and refrained from voting), approved the transaction, for which purpose they had the benefit of a Fairness Opinion dated September 16, 2004 by CVS, and recommended that it be approved by the required affirmative shareholder vote. Shareholders who wish to do so may inspect during normal business hours at the Corporation's office copies of the Valuation Report, the MOU and the Fairness Opinion. At the meeting, shareholders will be asked to consider and, if thought advisable, to pass a resolution in the form appended hereto as Schedule G approving the MOU and authorizing the directors and officers to implement it. In order to be effective, such resolution must be passed by a majority of the votes cast. Unless otherwise directed, it is management's intention to vote proxies in its favour in favour of the resolution (except proxies from Nor and his associates).

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following compensation information relates to amounts paid to our Named Executive Officers. None of the other executive officers received a salary and bonus exceeding, in the aggregate, $160,000 during the year ended December 31, 2003.

Name and Principal Position	Year	Annual Compensation			Long-term Compensation	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Shares under Options Granted (#)	All other Compensation ($)
Jiri Nor President & CEO	2004	160,000	Nil	Nil		Nil
	2003	160,000	Nil	Nil		Nil
	2002	120,000	Nil	Nil	350,000	Nil
CFO	2004	100,000	Nil	Nil		Nil
	2003	100,000	Nil	Nil		Nil
	2002	100,000	Nil	Nil	250,000	Nil

Long-term Incentive Plan Awards

Management made no long-term incentive plan awards during the year ended December 31, 2003.

Option Grants

There were no grants of options to purchase common shares to the Named Executive Officers during the year ended December 31, 2003.

Option Exercises

The following table provides information for options exercised by the Named Executive Officers during the year ended December 31, 2003 and their option positions as at September 22, 2004.

Name and Principal Position	Year	Annual Compensation			Long-term Compensation	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Shares under Options Granted (#)	All other Compensation ($)
	2004	160,000	Nil	Nil		Nil
Jiri Nor President & CEO	2003	160,000	Nil	Nil	350,000	Nil
	2002	120,000	Nil	Nil		Nil
	2004	100,000	Nil	Nil		Nil
CFO	2003	100,000	Nil	Nil	250,000	Nil
	2002	100,000	Nil	Nil		Nil

Notes:
(1)   The value of unexercised in-the-money options at year-end is based on the closing price of the common shares on December 31, 2003 that was $0.55 per share.
(2)   "In-the-money" means that the market value of the common shares underlying the options on that date exceeded the option exercise price.


SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS


The Stock Option Plan is the only equity compensation plan. The following table sets forth information with respect to the options outstanding under the Plan as at September 22, 2004.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a)
Equity compensation plans approved by securityholders	3,115,000	$US 0.31	245,000
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,115,000	$US 0.31	245,000

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Management is not aware of any indebtedness (other than routine indebtedness) outstanding by any of the directors, executive officers or any of their associates, or any guarantees, support agreements, letters of credit or similar arrangements provided by the Corporation or any subsidiaries, to these individuals, at any time since the commencement of the last completed financial year.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of any of the insiders, any proposed nominee for election as a director, or any associate or affiliate of such persons, in any transaction since the last completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of the subsidiaries, except as disclosed elsewhere in this management information circular.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of the last financial year, of any proposed nominee for election as a director, or of any associates or affiliates of any of these individuals, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following outlines the Corporation's approach to corporate guidelines.

MANDATE OF THE BOARD

The mandate of the Board is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation and its shareholders. The Board fulfils its mandate directly and through committees. To assist it in fulfilling this responsibility, the Board has specifically recognized its responsibility for the following areas:

(A) reviewing and approving the Corporation's strategic and operating plans;

(B) reviewing and approving significant operational and financial matters and providing direction to management on these matters;

(C) reviewing and approving the Corporation's expenditure policy as well as those expenditures which exceed the limits for management approval; and

(D) reviewing and approving executive compensation as well as corporate objectives and goals applicable to the senior management of the Corporation.

There were 10 meetings of the Board in the fiscal year ended December 31, 2003 and 6 meetings of the Board up to September 22, 2004. The frequency of the meetings as well as the nature of agenda items depends on the state of the Corporation's affairs and in light of opportunities and risks which the Corporation faced.

STEWARDSHIP AND STRATEGIC PLANNING

As part of its responsibility for the stewardship of the Corporation, the Board is responsible for the approval of the Corporation's strategic plans. The Board delegates to management the responsibility for tabling with the Board, for discussion purposes, proposed strategic plans. The Board held numerous substantial strategic planning sessions over the past fiscal year.

The principal risks of the Corporation's business are outlined in the "Management's
Discussion and Analysis" filed with the regulatory bodies in Canada (Sedar) and the US (Edgar). The Board as a whole and the Audit Committee of the Board in particular review these risks and the policy, for the management of the risks, and receive reports from the Corporation's management on how these risks are being assessed and managed.

BOARD INDEPENDENCE

The Board of the Corporation currently includes five members, consisting of Mr. Jiri K. Nor (Chairman), Mr. Gerald Crawford, Mr. Gordon Emerson, Mr. Arthur Laudenslager and Mr. Anthony Durkacz. Mr. Jiri K. Nor and Mr. Anthony Durkacz are also officers of the company and are not considered independent Board members. Mr. Crawford, Mr. Emerson and Mr. Laudenslager are outside directors.

NOMINATING COMMITTEE

The Board does not currently have a formal committee for nominating new directors or assessing directors. In the event a new director is required, the full board considers a nominee's track record in general business management, special expertise in an area of strategic interest to the Corporation, the nominee's ability to devote time, and whether the nominee has shown support for the Corporation's mission and strategic objectives. The Board does not formally provide an ongoing assessment of directors. Due to its small size, the Board considers it more efficient to continually assess individual members on an informal basis.

ASSESSING THE BOARD'S EFFECTIVENESS

The Board as a whole assesses the effectiveness of the Board and individual members at least annually. The process by which this assessment is done is on an informal basis. Due to the small size of the Board, a formal committee has not been considered necessary or efficient to conduct this assessment.

COMPENSATION OF DIRECTORS

Currently, each Board member does not receive any compensation except for the reimbursement of expenses related to transportation to the Board meetings.

COMMITTEES AND OUTSIDE DIRECTORS

The Board has two committees, the Audit Committee and a special committee. The Audit Committee reviews the Corporation's annual consolidated financial statements and quarterly financial statements. The Audit Committee is comprised of Mr. Durkacz (Chairman of audit committee and is a related director) and Mr. Emerson and Mr. Crawford. Since the Audit Committee is not entirely independent, the Corporation is endeavouring to appoint a totally independent Audit Committee as soon as possible.

A special committee was formed to evaluate and make recommendations regarding the ownership of the Corporation's affiliate, Astris s.r.o. in the Czech Republic. The special committee is comprised of Mr. Crawford and Mr. Laudenslager.

The Corporation currently does not have a Compensation Committee. A Compensation Committee is expected to be appointed prior or shortly after the Meeting.

APPROACH TO CORPORATE GOVERNANCE

The entire Board assumes responsibility for developing the Corporation's approach to corporate governance issues, recommending any changes to these principals and monitoring their disclosure.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of annual special meeting. If any other matter properly comes before the Meeting, the proxy will be voted on those matters in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional financial information regarding the Corporation's business is contained in the audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2003. These statements and all the continuous disclosure documents submitted to the Securities Commissions and Stock Exchange can be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Shareholders may request a copy of the financial statements and management's discussion and analysis at 2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2 Tel: 905-608-2000 Fax: 905-608-8222 E-mail: questions@astris.ca

SCHEDULE A
Reporting Package

CONFIRMATION

(National Policy Statement No. 31)

Alberta Securities Commission
4th Floor, 300-5th Ave SW
Calgary, Alberta T2P 3C4

Dear Sirs/ Mesdames;

RE: Notice of Change of Auditor Astris Energi Inc.

The undersigned, Anthony Durkacz. Vice President of Finance and Treasurer of Astris Energi Inc. (the "Corporation"), hereby confirms on behalf of the Corporation that the Board of Directors of the Corporation has reviewed (a) the Notice of Change of Auditor, (b) the letter from Lugowy Associates. the former auditor of the Corporation, and (c) the letter from PricewaterhouseCoopers LLP, the successor auditor of the Corporation, a copy of each of which is attached hereto.

Dated at Mississauga, Ontario this 2nd day of March, 2004.

On behalf of the Board of Directors,

Date: March 2, 2004

By: /s/ Anthony Durkacz

Anthony Durkacz
Title: Vice President of Finance and Treasurer

10

LUGOWY ASSOCIATES

Effort Square, Suite 506, 105 Main Street East.
Hamilton, Ontario, Canada, LBN IG6
Tel: (905) 522-4977
Fax: (905) 528-5333
E.-mail: DALCACPA@aoLcom

February 24, 2004

Alberta Securities Commission

Astris Energi Inc.
Unite 6-2175 Dunwin Drive
Mississauga., Ontario L5L lX2
Attention: **Anthony Durkacz**

PricewaterhouseCoopers LLP
55 King Street West, Suite 900
Kitchener, Ontario N2G 4Wl
Attention: **Suzanne Hubbard**

Dear Sirs/Mesdames:

RE: Astris Energi Inc.

We have read the Notice of Change of Auditor dated February 23, 2004 from Astris Energi Inc. (the "Notice"), delivered to us pursuant to National Policy Statement No. 31 - Change of Auditor of a Reporting Issuer. We confirm that we agree with the information contained in the Notice, based on our knowledge of such information at this time.

Yours very truly,
LUGOWY ASSOCIATES

Date: February 24, 2004   By: /s/ Dennis A. Lugowy

                                                                        Dennis A. Lugowy

PriceWaterhouseCoopers

February 26, 2004

PricewaterhouseCoopers LLP
55 King Street West, Suite 900
Kitchener, Ontario
Canada, N2G 4WI
Te1ephone + 1 (519) 570 5700
Facsimile + 1 (519) 570 5730

Alberta Securities Commission
4th Floor. 300-5th Ave SW
Calgary, AB T2P 3C4

Dear Sirs:

Pursuant to Paragraph 4.9 of National Policy No. 31, we hereby confirm our agreement with the information contained in the Notice sent to us by Astris Energi Inc. dated February 23, 2004. This confirmation is based on our knowledge of the information at this date.

Yours very truly,

Suzanne Hubbard
Partner
Assurance and Business Advisory Services

12


NOTICE OF CHANGE OF AUDITOR

(National Policy Statement No. 31)


Alberta Securities Commission

Lugowy Associates
Effort Square, Suite 506
105 Main Street East
Hamilton. Ontario
L8N 1G6

Attention: **Dennis Lugrowy**

PricewaterhouseCoopers LLP
55 King Sn-eet West. Suite 900
Kitchener, Ontario
N2G 4Wl

Attention: Suzanne Hubbard

Dear Sirs/Mesdames:

RE:

<u>Notice of Change of Auditors</u>

Astris Energi Inc. (the "Corporation") hereby gives notice pursuant to National Policy Statement No. 31 - Change of Auditor of a Reporting Issuer ("National Policy 31") as follows:

1. At the request of the Corporation. Lugowy Associates has resigned as auditor of the Corporation effective February 10, 2004.

2. The Board of Directors of the Corporation has considered and approved the resignation of Lugowy Associates and has approved the appointment PricewaterhouseCoopers LLP as auditor of the Corporation. Subject to all applicable regulatory approvals, effective Febnuuy 25, 2004, PricewaterhouseCoopers LLP will be the Corporation's new auditors. The Corporation will propose at its next annual general meeting of shareholders that shareholders approve the appointment of PricewaterhouseCoopers LLP as the Corporation's auditors for the ensuing year,

3. There were no reservations in the auditor's reports on the Corporation's financial statements for the two most recently completed fiscal years or for any period subsequent to the most recently completed period for which all audit report was issued.

4. In the opinion of the Corporation, as at the date hereof, there have been no reportable events (as such term is defined in National Policy 31) in connection with the audits of the two most recently completed fisca1 years of the Corporation or for any period subsequent to the most recently completed period for which an audit report was issued.

Dated at Mississauga, Ontario this 23rd day of February, 2004.


ASTRIS ENERGI INC.


Date: February 23, 2004   By: /s/ Anthony Durkacz
                                                             _____

                                                             Anthony Durkacz
                                                             Title: Vice President of Finance


13



RESOLUTION OF THE BOARD OF DIRECTORS
OF
ASTRIS ENERGI INC. (the "Corporation")


CHANGE OF AUDITORS

WHEREAS the Corporation agreed to accept the resignation of Lugowy Associates dated February 10, 2004 and to appoint Pricewaterhouse Coopers LLP.

NOW THEREFORE BE IT RESOLVED THAT:

1. The Vice-President of Finance and Chairman of the Audit Committee be and
hereby is authorized and empowered to execute the engagement letter on behalf of the Corporation to appoint Pricewaterhouse Coopers LLP as the new auditors.

Dated as of the 16th day of February 2004.

Date: February 16th, 2004   By: /s/ Jiri K. Nor
                                                            _____
                                                            Jiri K. Nor

Date: February 16th, 2004   By: /s/ Anthony Durkacz
                                                            _____
                                                            Anthony Durkacz

Date: February 16th, 2004   By: /s/ Arthur E. Laudenslager
                                                            _____
                                                            Arthur E. Laudenslager

Date: February 16th, 2004   By: /s/ Gerald A. Crawford
                                                            _____
                                                            Gerald A. Crawford

Date: February 16th, 2004   By: /s/ Gordon T. Emerson
                                                            _____
                                                            Gordon T. Emerson

Management Information Circular - September 16 2004 (3)

SCHEDULE B
Number of Directors

RESOLVED as a special resolution that:

1. subject to the minimum and maximum number of directors specified in the articles of the Corporation,

    (i)   the number of directors of the Corporation is hereby fixed at five, and

    (ii)   the number of directors of the Corporation, and the number of directors to be elected at each annual meeting of the shareholders of the Corporation, shall be such number as from time to time is fixed by resolution of the directors of the Corporation; and

2. any one director or officer of the Corporation is authorized on behalf of the Corporation to execute all instruments and documents and to perform and do all such other acts and things as such person in his or her discretion may consider to be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions.

Management Information Circular - September 16 2004 (3)

SCHEDULE C
Amendment to Stock Option Plan

RESOLVED that:

1. the stock option plan of the Corporation be amended to provide for that the maximum number of common shares of the Corporation which may be reserved for issuance under the stock option plan be 5,100,000 (an increase of 2,500,000); and

2. any one director or officer of the Corporation is authorized on behalf of the Corporation to execute all instruments and documents and to perform and do all such other acts and things as such person in his or her discretion may consider to be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions, including applying to obtain the approvals which may be required under the applicable rules of the NASDAQ and other regulatory authorities and making amendments or modifications to the stock option plan as necessary or advisable.

21

Schedule D

Special Resolution Increasing
Authorized Capital to an Unlimited Number of Common Shares

RESOLVED as a special resolution that:

1. the articles of the Corporation be amended to remove the maximum number of common shares that the Corporation is authorized to issue so that the Corporation is authorized to issue an unlimited number of common shares;

2. any one officer or director of the Corporation is authorized to file articles of amendment in respect of such increase in the Corporation's authorized capital;

3. any one director or officer of the Corporation is authorized on behalf of the Corporation to execute all instruments and documents and to perform and do all such other acts and things as such person in his or her discretion may consider to be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions; and

4. the board of directors may revoke the foregoing resolutions without further approval of the shareholders of the Corporation at any time prior to the filing of articles of amendment authorized by such resolutions.

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Schedule E

Section 185 of the OBCA - Rights of Dissenting Shareholders

Rights of dissenting shareholders

185. (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3), a holder of shares of any class or series entitled to vote on the resolution may dissent.

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6).

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R
Shareholder's right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.
No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.
Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).
Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.
Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.
Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.
Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.
Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.
Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)has sent to the corporation the notice referred to in subsection (10); and

(b)has not accepted an offer made by the corporation under subsection (15), if such an offer was made,
of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.
Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.
Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.
Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).
Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b)retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.
Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

Schedule F

Advanced Approval of Private Placements

RESOLVED that the Corporation is authorized, for a period of one year following the date of the Meeting, to issue in one or more private placement transactions, common shares and securities convertible into common shares of the Corporation in aggregate not exceeding 60% of the number of common shares outstanding at the date of the Meeting, at a price per security not less than the closing market price of the common shares on the trading day preceding the day on which notice of the proposed private placement is given, less a maximum discount of 25%, and provided that insiders and persons not acting at arm's-length to the Corporation shall be permitted to participate in the private placements to a maximum of 20% of the securities being issued in each private placement.

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schedule G

Purchase of Astris s.r.o.

Resolved that:

1. the entering into by the Corporation of the Memorandum of Understanding dated September 16, 2004 with Macnor Corporation and the transaction provided for in such Memorandum of Understanding be and are hereby approved; and

2. the directors and officers of the Corporation are hereby authorized and directed to do all such acts and execute all such documents as they may consider necessary or desirable for the purpose of consummating the transaction.